Filed by Franklin Resources, Inc.
                       Pursuant to Rule 425 under the Securities Act of 1933

                       Commission File No. 1-9318

                       Subject Company: Fiduciary Trust Company International


   FRANKLIN RESOURCES, INC. CHANGES THE METHOD OF ACCOUNTING TREATMENT FOR ITS
         PROPOSED ACQUISITION OF FIDUCIARY TRUST COMPANY INTERNATIONAL


Contact:   Franklin Templeton Investments
           Alan Weinfeld, Investor Relations, 650-525-8900
           Holly Gibson Brady, Corporate Communications, 650-312-4701


           SAN MATEO, CA and NEW YORK, NY, January 19, 2001--Franklin Resources, Inc. (operating as Franklin Templeton Investments) (NYSE: BEN) of San Mateo, CA, and Fiduciary Trust Company International (OTCBB: FCNY) of New York announced today the amendment of the acquisition agreement between the two companies to provide for the use of the purchase method of accounting instead of the pooling of interests method of accounting for Franklin Templeton's acquisition of Fiduciary Trust.

           Franklin Templeton and Fiduciary Trust's decision to use the purchase method of accounting was based on a recent pronouncement by the Financial Accounting Standards Board regarding the method of accounting for business combinations. In light of this change, it is anticipated that Franklin Templeton will not issue the 7.2 million shares provided for in its December 8, 2000 filing of a Form S-3 with the SEC.

           Franklin Templeton does not anticipate that the change in accounting treatment will have any impact on the timing of the completion of the acquisition or on any other terms of the acquisition. While still subject to shareholder and regulatory approval and other customary closing conditions, it is expected that the acquisition will be completed in the first quarter of calendar 2001.

           Fiduciary Trust is one of the oldest independent investment management firms. Since its establishment in 1931, the company has grown to employ approximately 700 people in 13 offices in nine countries around the world. It has one of the longest global track records for any U.S.-based manager--having invested in the international markets since the early 1960s. Fiduciary Trust's clients include major corporations, public funds, foundations, endowments and wealthy families in the United States, Europe and Asia. The firm currently serves approximately 1,000 wealthy families and nearly 500 institutional clients.

           Franklin Resources, Inc. is a global investment organization operating as Franklin Templeton Investments. Through its subsidiaries, Franklin Templeton provides global and domestic investment, shareholder and distribution services to the Franklin, Templeton and Mutual Series funds and institutional accounts. The San Mateo, CA-based company has over 50 years of investment experience. Franklin Resources, Inc. common stock is listed on the New York Stock Exchange, the Pacific Exchange, Inc. (BEN) and the London Stock Exchange
(FKR) and is included in the Standard & Poor's 500 Index.

           Cautionary Note Regarding Forward-Looking Statements: Statements in this press release regarding Franklin Templeton's acquisition of Fiduciary Trust which are not historical facts are "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements involve a number of risks, uncertainties and other important factors that could cause the actual results and outcomes to differ materially from any future results or outcomes expressed or implied by such forward-looking statements. Such risks, uncertainties and other important factors include: the ability to obtain governmental approvals of the share exchange on the proposed terms and schedule; the failure of Fiduciary Trust's shareholders to approve the share exchange; the risk that the businesses will not be integrated successfully; the risk that the revenue synergies and cost savings from the transaction may not be fully realized or may take longer to realize than expected; disruption from the transaction making it more difficult for each company to maintain relationships with clients or employees; increased competition; the risks of new and changing regulation in the U.S. and internationally; and other risk factors described in Franklin Templeton's recent filings with the U.S. Securities and Exchange Commission.

           For more information on Franklin Templeton, please visit franklintempleton.com. For more information on Fiduciary Trust, please visit the company's website at www.fiduciarytrust.com.

           Additional Information: On December 26, 2000, Franklin filed a proxy statement/prospectus in connection with its proposed acquisition of Fiduciary Trust Company International. Franklin and Fiduciary will be jointly preparing an amendment to the proxy statement/prospectus and will be filing such amendment with the Securities and Exchange Commission as soon as practicable. FIDUCIARY TRUST COMPANY INTERNATIONAL SHAREHOLDERS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS TO BE FILED WITH THE U.S. SECURITIES AND EXCHANGE COMMISSION BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION REGARDING THE TRANSACTION. Investors will be able to obtain these documents free of charge at the Commission's website at www.sec.gov or from Franklin by directing such requests to Investor Relations, Franklin Resources, Inc., 777 Mariners Island Blvd., San Mateo, CA 94409, (tel: 1-800-632-2350 x28900).

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